SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 1)*
Houlihan Lokey, Inc.
(Name of Issuer)

Class A Common Stock, $0.001 par value per share
(Title of Class of Securities)

441593100
(CUSIP Number) Ryan Farha ORIX HLHZ Holding LLC 1717 Main Street, Suite 1100 Dallas, Texas 75201 214-237-2242
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
§§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 441593100	SCHEDULE 13D	Page 2 of 9

1.	NAME OF REPORTING PERSON ORIX HLHZ Holding LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 51,895,690
	9.	SOLE DISPOSITIVE POWER 0
10.	SHARED DISPOSITIVE POWER 21,610,331
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,895,690
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.4%
14.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 441593100	SCHEDULE 13D	Page 3 of 9

1.	NAME OF REPORTING PERSON ORIX Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Tokyo, Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 51,895,690
	9.	SOLE DISPOSITIVE POWER 0
10.	SHARED DISPOSITIVE POWER 21,610,331
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,895,690
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.4%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 441593100	SCHEDULE 13D	Page 4 of 9

 The Schedule 13D, dated August 18, 2015, is filed by ORIX HLHZ Holding LLC, a Delaware limited liability company (“HLHZ”), and ORIX Corporation, a Japan corporation (“ORIX” and, together with HLHZ, the “Reporting Persons”), with respect to Class A Common Stock of Houlihan Lokey, Inc., a Delaware corporation (the “Issuer”), is hereby amended as set forth below. This Amendment No. 1 to Schedule 13D does not restate disclosures in the original Schedule 13D that are not being amended, and should be read in conjunction with the original Schedule 13D. Capitalized terms used but not defined herein have the meanings provided in the original Schedule 13D.

The purpose of this Amendment No. 1 is to reflect the following:
(i)
On February 6, 2017, HLHZ and ORIX (USA) Corporation, its sole shareholder, entered into a Forward Share Purchase Agreement (the “Purchase Agreement”) with the Issuer providing for the repurchase on April 5, 2017 by the Issuer of a number of shares of Class B Common Stock equal to the number of shares of Class A Common Stock sold by the Issuer in the Offering (as defined below).  The Purchase Agreement became effective on February 14, 2017 upon the closing of the Offering.

(ii)
On February 8, 2017, the Issuer and certain selling stockholders holding shares through the HL Voting Trust entered into an Underwriting Agreement, pursuant to which the Issuer agreed to sell 6,000,000 shares of Class A Common Stock to the underwriters named therein (with a 30-day option for the underwriters to purchase an additional 900,000 shares) and the selling stockholders holding shares through the HL Voting Trust agreed to sell 2,000,000 shares of Class A Common Stock to the underwriters (with a 30-day option for the underwriters to purchase an additional 300,000 shares), in connection with a registered public offering (the “Offering”).  The shares of Class A Common Stock sold by the selling stockholders were issued upon conversion of Class B common stock.

Item 2. Purpose of Transaction
The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of ORIX are set forth on Annex A hereto and are incorporated by reference herein.
Item 4. Purpose of Transaction
The Purchase Agreement, which is described further under Item 6 below, represents a plan or proposal by the Reporting Persons relating to the disposition of Class B Common Stock of the Issuer.  See Item 6 below for a further description of the Purchase Agreement.
Item 5. Interest in Securities of the Issuer
The 51,895,690 shares of Class A Common Stock reported as beneficially owned by the Reporting Persons consist of the following shares receivable upon conversion of a like number of shares of Class B Common Stock:
	Shares of Class A Common Stock Beneficially Owned	Percentage of Class A Common Stock Represented (a)
Reporting Persons	21,610,331	50.9%
HL Voting Trust	30,285,359	59.3%
Total	51,895,690	71.4%

(a)
Based on (i) 12,826,811 shares of Class A Common Stock outstanding as of February 3, 2017 as reported in the Issuer’s final prospectus relating to the Offering, dated February 8, 2017 and filed with the Securities and Exchange Commission on February 10, 2017, plus (ii) 8,000,000 shares of Class A Common Stock newly issued in connection with the Offering. Each calculation assumes conversion of the Class B Common Stock into the number of shares of Class A Common Stock listed in that row and assumes no other holders of Class B Common Stock convert their shares.

CUSIP No. 441593100	SCHEDULE 13D	Page 5 of 9

By reason of the Stockholders’ Agreement, the Reporting Persons may be deemed to beneficially own the shares in the HL Voting Trust; however, the Reporting Persons disclaim beneficial ownership of such shares.  Together, the parties to the Stockholders’ Agreement hold 96.1% of the voting power of the Issuer’s outstanding capital stock.

No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares beneficially owned by any of the Reporting Persons.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Purchase Agreement
Under the Purchase Agreement, on April 5, 2017, the Issuer will repurchase 6,000,000 shares of Class B Common Stock from HLHZ at a price of $28.08 per share, which equals the number of shares and price per share of Class A Common Stock sold by the Issuer to the underwriters in the Offering. The number of shares covered by the Purchase Agreement will increase to the extent that the underwriters exercise their 30-day option to purchase up to 900,000 additional shares from the Issuer.  In the event a dividend is paid on the Issuer’s common stock with a record date prior to April 5, 2017, the purchase price per share under the Purchase Agreement will be reduced by the per share amount of any such dividend paid to ORIX USA on the shares of Class B Common Stock subject to the Purchase Agreement.  The Purchase Agreement was conditioned only upon the closing of the Offering, which occurred on February 14, 2017. The rights and obligations of each party under the Purchase Agreement are non-transferrable without the consent of the non-transferring party. A certificate representing the shares of Class B Common Stock covered by the Purchase Agreement and the purchase price therefor are being held in escrow, and will be automatically released by the escrow agent in settlement of the Purchase Agreement on April 5, 2017.  Prior to April 5, 2017, HLHZ will retain all voting rights in respect of, and will receive any dividends payable on, such shares, and  such shares will continue to count towards HLHZ’s ownership thresholds under the Stockholders’ Agreement.
Lock-Up Agreement
In connection with the Offering, HLHZ entered into a lock-up agreement (the “Lock-Up Agreement”) pursuant to which HLHZ agreed, among other things and with certain exceptions, not to sell or transfer any Class A Common Stock or Class B Common Stock (collectively, “Common Stock”) or securities convertible into or exercisable or exchangeable for Common Stock, for 90 days after February 8, 2017 without first obtaining the written consent of the representatives of the underwriters.
 The foregoing summaries are qualified in their entirety by reference to the Purchase Agreement and the Lock-Up Agreement, which are filed as Exhibits D and E hereto, respectively, and incorporated by reference herein. HLHZ continues to be a party to the Stockholders’ Agreement and the Registration Rights Agreement, which are filed as Exhibits B and C hereto, respectively, and are described in the original Schedule 13D.

CUSIP No. 441593100	SCHEDULE 13D	Page 6 of 9

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description
A	Joint Filing Agreement, dated as of August 28, 2015 (incorporated by reference from Exhibit A to the Schedule 13D filed by the Reporting Persons on August 28, 2015 (File No. 005-88980))
B	Stockholders’ Agreement, dated as of August 18, 2015 (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 21, 2015 (File No. 333-205610))
C	Registration Rights Agreement, dated as of August 18, 2015 (incorporated by reference from Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on August 21, 2015 (File No. 333-205610))
D	Purchase Agreement (incorporated by reference from Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on February 10, 2017 (File No. 001-37537))
E	Lock-Up Agreement (incorporated by reference from Exhibit C to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on February 10, 2017 (File No. 001-37537)).

CUSIP No. 441593100	SCHEDULE 13D	Page 7 of 9

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2017
ORIX HLHZ Holding LLC
By:	ORIX OpCo Holdings, LLC, its managing member
By:	ORIX Capital Markets, LLC, its managing member
By:	/s/ Paul Wilson
	Name: Title:	Paul Wilson Chief Financial Officer

ORIX Corporation
By:	/s/ Hideto Nishitani
	Name: Title:	Hideto Nishitani Executive Officer